UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Other Events

On July 8, 2026, Cheer Holding, Inc. (the “Company”) issued a press release announcing the results of its 2026 Annual General Meeting, which was held on July 7, 2026 (local time), in Beijing, China (the “AGM”).

At the AGM, the Company’s shareholders:

(1)	re-elected Messrs. Jia Lu and Zhihong Tan as Class I directors of the Company to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2029 Annual General Meeting and until his respective successor is appointed and duly qualified, or until his earlier resignation or removal;

(2)	ratified the appointment of Enrome LLP as the independent registered public accounting firm of the Company for the financial year ending December 31, 2026.

(3)	approved a proposal, as an ordinary resolution, to increase the Company’s authorised share capital from US$500,699.95 divided into 3,333,333 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each to US$7,500,700.00 divided into 50,000,000 Class A ordinary shares of a par value of US$0.15 each, 500,000 Class B ordinary shares of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each by the creation of an additional 46,666,667 Class A ordinary shares of a par value of US$0.15 each (the “Share Increase Proposal”); and

(4)	approved a proposal, as an ordinary resolution, subject to the approval of the Share Increase Proposal, that the Cheer Holding, Inc. 2026 Equity Incentive Plan be approved and adopted.

A copy of the press release is attached hereto as Exhibit 99.1 and a copy of the Cheer Holding 2026 Equity Incentive Plan is attached hereto as Exhibit 99.2

Incorporation by Reference

This report and Exhibits 99.1 and 99.2 attached to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File Nos. 333-282386 and 333-237788) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description
99.1	Press Release, dated July 8, 2026, regarding results of the 2026 Annual General Meeting
99.2	Cheer Holding 2026 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 8, 2026	Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

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